UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 9) *
Fischer Imaging Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
337719108
(CUSIP Number)
December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐      Rule 13d-1(b)

         ☐      Rule 13d-1(c)

         ☒      Rule 13d-1(d)

 *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 337719108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Morgan W. Nields

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF		5.	SOLE VOTING POWER
SHARES			584,815 shares
BENEFICIALLY
OWNED BY		6.	SHARED VOTING POWER
EACH			0 Shares
REPORTING
PERSON		7.	SOLE DISPOSITIVE POWER
WITH			584,815 shares

		8.	SHARED DISPOSITIVE POWER
0 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
584,815 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12.	TYPE OF REPORTING PERSON*
IN

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Item 1(a).	Name of Issuer:
Fischer Imaging Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
12300 North Grant Street, Denver, CO 80241
Item 2(a).	Name of Persons Filing:
Morgan W. Nields
Item 2(b).	Address of Principal Business Office, or if None, Residence:
4 Sunrise Drive, Englewood, CO 80133
Item 2(c).	Citizenship:
United States of America
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
337719108 Fischer Imaging Corporation

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

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(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 584,815 shares
(b)	Percent of Class: 6.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 584,815 shares
(ii)	Shared power to vote or to direct the vote: 0 shares
(iii)	Sole power to dispose or to direct the disposition of: 584,815 shares
(iv)	Shared power to dispose or to direct the disposition of: 0 shares

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Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.

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SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: February 15, 2006

By:	Morgan W. Nields

Page 6 of 6 pages